UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

(Commission File No. 001-32305)

________________________________

CORPBANCA
(Translation of registrant’s name into English)

________________________________

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On May 10, 2012, Corpbanca held an extraordinary meeting of the board of directors and set an offering price of Ch$6.25 for its capital increase of 43,000,000,000 shares.  The capital increase was approved at the extraordinary shareholders meeting held on April 10, 2012.  As stated in Corpbanca's Current Report on Form 6-K filed May 7, 2012, the shares will be offered in a preferential offering period beginning on May 11, 2012 and ending on June 9, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Cristian Canales Palacios
Name:	Cristian Canales Palacios
Title:	Chief Legal Counsel

Date: May 11, 2012